Filed Pursuant to Rule 433

Registration Statement No. 333-133938

FINAL TERM SHEET

Dated March 24, 2008

THE HERSHEY COMPANY

$250,000,000 5.000% NOTES DUE APRIL 1, 2013

Name of Issuer:	The Hershey Company

Title of Securities:	5.000% Notes due April 1, 2013 (“Notes”)

Aggregate Principal Amount:	$250,000,000

Issue Price (Price to Public):	99.488% of principal amount

Maturity:	April 1, 2013

Coupon (Interest Rate):	5.000%

Benchmark Treasury:	UST 2.750% due February 2013

Spread to Benchmark Treasury:	250 basis points (2.500%)

Benchmark Treasury Price and Yield:	$100-19+ 2.617%

Yield to Maturity:	5.117%

Interest Payment Dates:	April 1 and October 1 of each year, commencing on October 1, 2008

Interest Payment Record Dates:	March 15 and September 15 of each year

Redemption Provision:	Treasury plus 37.5 basis points

Change of Control Offer:	Offer to repurchase at 101% of principal amount plus accrued interest to repurchase date upon change of control resulting in a rating below investment grade

Denominations:	$2,000 or integral multiples of $1,000 in excess thereof

Net Proceeds to The Hershey Company:	$247,845,000

Legal Format:	SEC Registered (Registration No. 333-133938)

Settlement Date:	T + 3 days; March 27, 2008

Joint Book-Running Managers:	Citigroup Global Markets Inc.; UBS Securities LLC

Senior Co-Manager:	Banc of America Securities LLC

Co-Managers:	Barclays Capital Inc.; CIBC World Markets Corp.; Daiwa Securities America Inc.; J.P. Morgan Securities Inc.; PNC Capital Markets LLC; The Williams Capital Group, L.P.

CUSIP:	427866 AQ1

ISIN:	US427866AQ16

Common Code:	035539646

Ratings:	A2 / A

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The offer and sale of the Securities to which this final term sheet relates have been registered by The Hershey Company by means of a registration statement on Form S-3 (SEC File No. 333-133938).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling UBS Securities LLC toll-free at 1-877-827-6444 ext. 561-3884 or Citigroup Global Markets Inc. toll-free at 1-877-858-5407.